Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

SAIL-0001

October 27, 2017

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

SailPoint Technologies Holdings, Inc.

11305 Four Points Drive, Building 2, Suite 100

Austin, Texas 78726

Christopher Schmitt, Senior Vice President and General Counsel

Telephone: (512) 664-8739

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FEDERAL EXPRESS AND ELECTRONIC MAIL

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Registration Statement on Form S-1
Submitted October 20, 2017
CIK No. 0001627857

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by SailPoint Technologies Holdings, Inc.

This letter is being supplementally furnished on behalf of SailPoint Technologies Holdings, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-221036) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2017. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation expense and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s common stock to be $[***] to $[***]

SailPoint Technologies, Inc.     |     www.sailpoint.com

11305 Four Points Drive, Building 2, Suite 100     |     Austin, Texas 78726     |     T 512.346.2000

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0002

per share. In addition, the Company expects that it will narrow the above range to a $2.00 range that would be reflected in the preliminary prospectus prior to the commencement of the roadshow.

Stock Awards Since June 30, 2016 and Related Valuations

The table below sets forth information previously requested by the Staff with respect to stock options and other equity instruments awarded since June 30, 2016 and information regarding option grants made by the Company on September 28, 2017.

Grant Date	# of Options Granted	Exercise Price	Cumulative Fair Value of Underlying Common Stock (# of Options Granted * Exercise price)
7/26/2016	30,500	$1.84215	$56,185.58
8/26/2016	49,000	$1.84215	$90,265.35
9/23/2016	43,000	$1.84215	$79,212.45
10/25/2016	81,500	$2.22493	$181,331.80
11/30/2016	49,000	$2.22493	$109,021.57
12/22/2016	43,745	$2.22493	$97,329.56
2/2/2017	87,500	$3.16608	$277,032.00
3/24/2017	237,000	$3.16608	$750,360.96
4/25/2017	48,500	$3.73597	$181,194.55
5/26/2017	82,000	$3.73597	$306,349.54
9/28/2017	240,910	$3.49	$840,775.90

As disclosed in the Registration Statement, for all periods prior to the offering, the fair value of the shares of common stock underlying the Company’s stock-based awards was estimated on each grant date by the Company’s Board of Directors (the “Board”). In order to determine such fair value, the Board considered, among other things, contemporaneous valuations. The Board’s determinations were made quarterly and based on the enterprise value of comparable public companies and the overall market and economic environment. The fluctuations in option exercise prices noted above were driven primarily by changes in the Company’s operating results relative to the performance and value of comparable publicly traded companies.

Before making the option grants on September 28, 2017, which are the only option grants made by the Company after it selected its underwriters in connection with the offering, the Board considered a valuation as of July 31, 2017 (the “July 2017 Valuation”) applying valuation methodologies consistent with guidance in the American Institute of Certified Public Accountants Accounting & Valuation Guide titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The July 2017 Valuation applied the probability-weighted expected return method to determine the fair value of a share of the Company’s common stock as of July 31, 2017. The July 2017 Valuation assumed a 60% chance of a private sale of the Company as of September 30, 2019 and a 40% chance of completing an initial public offering as of December 31, 2017. For the initial public offering scenario, which concluded the

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0003

Company’s future value as of the assumed initial public offering date was $[***], the July 2017 Valuation assigned a 100% weighting to the guideline company method and a 0% weighting to a discounted cash flow approach. Approximately 15 comparable publicly traded companies were selected for the guideline company method on the basis of their operational similarity to the Company and because they compete in similar industries. For the private sale scenario, the July 2017 Valuation concluded the current value of the Company was $[***] and assigned an 80% weighting to the guideline company method and a 20% weighting to a discounted cash flow approach. The July 2017 Valuation also noted, among other things, that as of June 30, 2017 (the Company’s then most-recent balance sheet date), the Company had $21.0 million in cash and $160.1 million in debt and $249 million in preferred stock liquidation preference (under the initial public offering scenario) and the Company was a private company.

The July 2017 Valuation derived valuation multiples from the selected publicly traded guideline companies and considered a revenue multiple to be the primary valuation metric in its guideline company method analysis, noting that multiples of revenue are prevalently utilized in the valuation of companies in the Company’s industry. After considering the Company’s smaller size and lower profitability relative to the guideline companies, the valuation applied a downward adjustment of 40% to the guideline company median multiples. In addition to the Company’s relative size and profitability, the July 2017 Valuation corroborated the 40% revenue valuation multiple discount based on a comparison of the Company’s forecast, cost of capital and margins to those of the guideline companies. Although the July 2017 Valuation did not apply a discount based on lack of control over the operations of the Company, it did reflect a 23% discount for lack of marketability as of July 31, 2017 and a present value factor based on the assumed initial public offering date of December 31, 2017.

Difference between Valuations and Estimated Offering Valuation

The Company advises the Staff that it believes the estimated offering valuation is based on the following assumptions:

•	the Company will be valued consistently with the typical valuations seen in recent initial public offerings in the Company’s industry;

•	the actual general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, will be consistent with current expectations;

•	there will be a receptive public trading market for the Company consistent with comparable identity security companies; and

•	there will be sufficient demand for the Company’s common stock to support an offering of the size currently contemplated by the Company and the underwriters.

The Company believes several quantitative and qualitative factors contributed to the difference between the estimated price range for the offering and the Company’s most recent

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0004

valuations of its common stock. In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range and the Company’s determinations of the fair value of its common stock with respect to equity awards since June 30, 2016, including the September 28, 2017 option grants, was primarily the result of the following subsequent events, circumstances and assumptions:

•	The anticipated price range for the offering necessarily assumes that the offering has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock;

•	The significant benefits the Company expects to accrue as a result of becoming publicly traded upon completion of the offering, including (i) the elimination of a portion of the $160.1 million of outstanding indebtedness and approximately $249 million in preferred stock preferences as of June 30, 2017 (date of the Company’s then most-recent balance sheet as of the July 2017 Valuation), (ii) a substantial increase in the Company’s cash position after receiving the net proceeds from the offering, which based on the assumed offering size should be sufficient immediately following the offering to retire the Company’s remaining outstanding indebtedness immediately following the offering (although the Company does not plan to retire such outstanding indebtedness), (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, to compensate employees and for other strategic transactions;

•	The Company’s convertible preferred shares have substantial economic rights and preferences superior to its common stock, including cumulative and compounding dividends. The estimated offering price range assumes the conversion of all of the Company’s convertible preferred shares to common stock upon the completion of the offering and the corresponding elimination of such superior economic rights and preferences; and

•	The price that investors may be willing to pay in the offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

The exercise price of the Company’s September 28, 2017 option grants was $3.49 per share, which is less than the estimated mid-point of the price range communicated to the Company by its underwriters in the offering. As of September 28, 2017, the underwriters had not informed the Company of their recommendation regarding the estimated price range, nor had the underwriters provided the Company with any valuation estimate at all. Even as of the date of this letter, the underwriters have not obtained internal approvals to proceed with the offering at

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0005

any valuation. In addition to the reasons noted above, the Company believes that there are three specific factors relating to the July 2017 Valuation considered by the Company’s Board when making such grants, which explain the difference between the Company’s most recent valuation and the mid-point of the estimated public offering range. First, the July 2017 Valuation assumed a 40% weighting to the initial public offering scenario and a 60% weighting to a private sale. Giving a 100% weighting to the initial public offering scenario would result in an increase in value since that would reflect how investors in the public markets would value the Company. Second, the July 2017 Valuation applied a 23% discount for lack of marketability, which would no longer apply upon the completion of the offering. Third, the July 2017 Valuation applied a 40% downward adjustment relative to the revenue multiple implied by the guideline company approach, in part based on the Company’s cost of capital. Upon completion of the offering, the Company expects that it would benefit from less indebtedness, the elimination of the preferred stock liquidation preference, additional cash on the Company’s balance sheet and a lower cost of capital. By taking into account each of these differences, the gap between the mid-point of the estimated range and the exercise price of the Company’s September 28, 2017 option grants is substantially reduced or eliminated.

Preliminary Information

The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the stock or if one is necessary at all. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the bracketed information contained in the paragraphs above be treated as confidential information and that the Commission provide timely notice to Chris Schmitt, Senior Vice President and General Counsel, SailPoint Technologies Holdings, Inc., 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed information contained in this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided.

*    *    *    *    *    *     *

Confidential Treatment Requested

by SailPoint Technologies Holdings, Inc.

Pursuant to 17 C.F.R. §200.83

SAIL-0006

If you should have any questions concerning the enclosed matters, please contact the undersigned at (512) 664-8739.

Sincerely,

/s/ Christopher Schmitt

Christopher Schmitt

Enclosures

cc:	Mark McClain, Chief Executive Officer, SailPoint Technologies Holdings, Inc.

Paul R. Tobias, Vinson & Elkins L.L.P.

J. Wesley Jones, Vinson & Elkins L.L.P.

Lanchi Huynh, Vinson & Elkins L.L.P.

Kenneth J. Gordon, Goodwin Procter LLP

Joseph C. Theis, Goodwin Procter LLP

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